                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                                   UNOVA, Inc.
                     -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     -------------------------------------
                         (Title of Class of Securities)

                                    91529B106
                     -------------------------------------
                                 (CUSIP Number)

                                Thomas P. Hyatte
                                  Unitrin, Inc.
                              One East Wacker Drive
                                Chicago, IL 60601
                                 (312) 661-4930
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 2002
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

    CUSIP No. 91529B106
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

        Number of          7.   Sole Voting Power
         Shares
      Beneficially              0
        Owned by           -----------------------------------------------------

          Each             8.   Shared Voting Power
        Reporting
                                12,657,764
         Person
          With             -----------------------------------------------------

                           9.   Sole Dispositive Power

                                0

                           -----------------------------------------------------

                           10.  Shared Dispositive Power

                                12,657,764
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned indirectly through subsidiaries as noted on pages 3 through 4.

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO

CUSIP No. 91529B106
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas

--------------------------------------------------------------------------------

        Number of          7.   Sole Voting Power
         Shares
      Beneficially              0
        Owned by           -----------------------------------------------------

          Each             8.   Shared Voting Power
        Reporting
                                5,711,449
         Person
          With             -----------------------------------------------------

                           9.   Sole Dispositive Power

                                0

                           -----------------------------------------------------

                           10.  Shared Dispositive Power

                                5,711,449

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,711,449

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     9.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

CUSIP No. 91529B106
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois

--------------------------------------------------------------------------------
        Number of          7.   Sole Voting Power
         Shares
      Beneficially              0
        Owned by           -----------------------------------------------------

          Each             8.   Shared Voting Power
        Reporting
                                6,946,315
         Person
          With             -----------------------------------------------------

                           9.   Sole Dispositive Power

                                0

                           -----------------------------------------------------

                           10.  Shared Dispositive Power

                                6,946,315
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,496,315

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     12.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

CUSIP No. 91529B106
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Louisiana

--------------------------------------------------------------------------------

        Number of          7.   Sole Voting Power
         Shares
      Beneficially              0
        Owned by
                           -----------------------------------------------------
          Each
        Reporting          8.   Shared Voting Power

         Person                 0
          With
                           -----------------------------------------------------

                           9.   Sole Dispositive Power

                                0

                           -----------------------------------------------------

                           10.  Shared Dispositive Power

                                0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)        [   ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

Amendment No. 5 to Schedule 13D

     This Amendment No. 5 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, and Amendment No. 4, dated July 13, 2001. Terms used herein and not otherwise defined have the meanings given such terms in the original
Schedule 13D, dated November 3, 1997.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of UNOVA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21900 Burbank Boulevard, Woodland Hills, California 91367.

Item 2.  Identity and Background

     For information concerning the directors and executive officers of Unitrin, Trinity, and United, and for information concerning the directors and executive officers of Union National Life Insurance Company, a Louisiana corporation ("Union"), 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806, see Schedules UNIT, T, U, and UNL, respectively to this Amendment. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On February 26, 2002, Union, transferred to United 1,495,327 shares of Common Stock, representing all of Union's holdings of the Issuer's Common Stock in exchange for approximately $8,269,000 in cash. Both Union and United are wholly owned subsidiaries of Unitrin. The source of the cash consideration for this transaction was United's internal funds.

Item 4.  Purpose of Transaction

     In connection with Unitrin's investment in the Issuer and participation in the Issuer's financing arrangements described in Amendment No. 4 to Schedule 13D, Unitrin may consider, make proposals with respect to, and/or enter into discussions regarding, one or more of the transactions and events specified in clauses (a) through (j) of Item 4 of Schedule 13D including transactions involving additional debt or equity financing of the Issuer. There can be no assurance that Unitrin will take any such actions or that, if taken, any such actions will be consummated or result in any transaction of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

     As described in Item 3 above, Union transferred to United 1,495,327 shares of Common Stock, representing all of Union's holdings of the Issuer's Common Stock on February 26, 2002. Prior to this transaction, Unitrin beneficially owned such shares of Common Stock indirectly through Union. Accordingly, this transfer merely changes Unitrin's indirect beneficial ownership interest from Union to Unitrin's other wholly owned subsidiary, United.

     As indicated on the cover pages, Unitrin beneficially owns 12,657,764 shares of Common Stock over which it has shared voting and dispositive power, and such beneficial ownership is attributable to the direct ownership of its wholly owned subsidiaries Trinity and United of 5,711,449 and 6,946,315 shares of Common Stock, respectively.

     As indicated on the cover pages, Trinity beneficially owns 5,711,449 shares of Common Stock over which it has shared voting and dispositive power, and such beneficial ownership is attributable to Trinity's direct ownership of such number of shares of Common Stock.

     As indicated on the cover pages, United beneficially owns 6,946,315 shares of Common Stock over which it has shared voting and dispositive power, and such beneficial ownership is attributable to United's direct ownership of such number of shares of Common Stock.

     As indicated on the cover pages, Union no longer beneficially owns any shares of Common Stock.

     Except as set forth elsewhere in this Amendment No. 5, neither of Unitrin, Trinity, United or Union acquired or disposed of any shares of the Issuer's Common Stock since July 13, 2001, the date of Amendment No. 4 to Schedule 13D. However, in addition to the changes in United's and Union's beneficial ownership resulting from the transaction described above, the ownership percentage of Unitrin, Trinity and United changed as a consequence of an increase in the number of outstanding shares of the Issuer's Common Stock since July 13, 2001. The result of these changes is that the ownership percentage of Unitrin, Trinity, United and Union has decreased from 22.3%, 10.1%, 9.6% and 2.6%, respectively, as reported in Amendment No. 4 to Schedule 13D to approximately 21.9%, 9.9%, 12.0% and 0.0%, respectively, as of the date of this Amendment.

     Except as described in this Amendment No. 5 to Schedule 13D, to the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor anyone listed in the attached Schedules has entered into any transactions involving the Issuer's Common Stock. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 8, 2002                     UNITRIN, INC.


                                         By:  /s/  Scott Renwick
                                              ----------------------------------
                                              Scott Renwick
                                              Senior Vice President

                                         TRINITY UNIVERSAL INSURANCE COMPANY


                                         By:  /s/  John M. Boschelli
                                              ----------------------------------
                                               John M. Boschelli
                                               Assistant Treasurer

                                         UNITED INSURANCE COMPANY OF AMERICA


                                         By:  /s/  Scott Renwick
                                              ------------------------------
                                               Scott Renwick
                                               Vice President

                                         UNION NATIONAL LIFE INSURANCE COMPANY


                                         By:  /s/  Samuel L. Fitzpatrick
                                              ----------------------------------
                                               Samuel L. Fitzpatrick
                                               Assistant Vice President

                                                                   SCHEDULE UNIT



                                  UNITRIN, INC.

--------------------------------------------------------------------------------
NAME (ALL U.S.                               POSITION WITH UNITRIN (PRINCIPAL
CITIZENS UNLESS                 BUSINESS     OCCUPATION, IF DIFFERENT, PRESENTED
OTHERWISE NOTED)                ADDRESS      IN FOOTNOTES)
--------------------------------------------------------------------------------
James E. Annable                  (2)        Director
--------------------------------------------------------------------------------
David F. Bengston (9)             (1)        Vice President
--------------------------------------------------------------------------------
John M. Boschelli                 (1)        Treasurer
--------------------------------------------------------------------------------
Eric J. Draut (9)                 (1)        Director, Executive
                                             Vice President, & Chief
                                             Financial Officer
--------------------------------------------------------------------------------
Douglas G. Geoga                  (3)        Director
--------------------------------------------------------------------------------
Reuben L. Hedlund                 (4)        Director
--------------------------------------------------------------------------------
Jerrold V. Jerome                 (5)        Director
--------------------------------------------------------------------------------
William E. Johnston, Jr.          (6)        Director
--------------------------------------------------------------------------------
Edward J. Konar                   (1)        Vice President
--------------------------------------------------------------------------------
Scott Renwick                     (1)        Senior Vice President, Secretary
                                             & General Counsel
--------------------------------------------------------------------------------
Richard Roeske (9)                (1)        Vice President & Chief Accounting
                                             Officer
--------------------------------------------------------------------------------
Fayez S. Sarofim                  (7)        Director
--------------------------------------------------------------------------------
Donald G. Southwell (9)           (1)        Director, President & Chief
                                             Operating Officer
--------------------------------------------------------------------------------
Richard C. Vie                    (1)        Director, Chairman of the Board &
                                             Chief Executive Officer
--------------------------------------------------------------------------------
Ann E. Ziegler                    (8)        Director
--------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is Economic Advisor to the Chairman of Bank One Corporation. One First National Plaza, Suite 0476, Chicago, llinois 60670.
(3) Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200 West Madison, 38th Floor, Chicago, Illinois 60606.
(4) Mr. Hedlund is a partner in the law firm of Hedlund, Hanley, Koenigsknecht & Trafelet. 55 West Monroe Street, Suite 3100,
         Chicago, Illinois 60603.
(5) Mr. Jerome is a retired executive. 41 Country Meadows Road, Rolling Hills Estates, CA 90274.
(6) Mr. Johnston is a business executive. 155 N. Harbor Drive, Chicago, Illinois 60601.
(7) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010
(8) Ms. Ziegler is Senior Vice President, Corporate Development of Sara Lee Corporation. Three First National Plaza, Suite 4700, Chicago, Illinois 60602
(9)      See also Schedule(s) T, U and UNL, filed herewith.

                                                                      SCHEDULE U



                       UNITED INSURANCE COMPANY OF AMERICA

--------------------------------------------------------------------------------
                                       POSITION WITH UNITED
NAME (ALL U.S.                         (PRINCIPAL OCCUPATION,
CITIZENS UNLESS           BUSINESS     IF DIFFERENT,PRESENTED
OTHERWISE NOTED)          ADDRESS      IN FOOTNOTES)
--------------------------------------------------------------------------------
Eric J. Draut (4)           (1)        (A) Director
--------------------------------------------------------------------------------
Patricia G. Grider          (1)        Senior Vice President & Secretary
--------------------------------------------------------------------------------
Richard J. Miller           (2)        Vice President
--------------------------------------------------------------------------------
Thomas D. Myers (4)         (1)        Treasurer
--------------------------------------------------------------------------------
Don M. Royster, Sr.         (2)        (A) Director & President
--------------------------------------------------------------------------------
David L. Smith              (1)        Vice President
--------------------------------------------------------------------------------
Donald G. Southwell (4)     (1)        (A) Director & Chairman of the Board
--------------------------------------------------------------------------------
Charles L. Wood (4)         (3)        Director & Vice President
--------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2)      231 West Lockwood Avenue. Webster Groves, Missouri 63119
(3)      2790 Business Park Drive, Vista, California 92083
(4)      See also Schedule(s) T, UNL and or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.

                                                                      SCHEDULE T



                       TRINITY UNIVERSAL INSURANCE COMPANY

--------------------------------------------------------------------------------
NAME (ALL U.S.                             POSITION WITH TRINITY
CITIZENS UNLESS               BUSINESS     (PRINCIPAL OCCUPATION,
OTHERWISE NOTED)              ADDRESS      IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------------------------------------------------------
David F. Bengston (3)           (1)        Director
--------------------------------------------------------------------------------
Roger M. Buss                   (2)        Vice President
--------------------------------------------------------------------------------
Donald C. Crutchfield           (2)        Vice President
--------------------------------------------------------------------------------
Eric J. Draut (3)               (1)        (A) Director
--------------------------------------------------------------------------------
Judith E. Fagan                 (2)        Senior Vice President,
                                           Secretary & Director
--------------------------------------------------------------------------------
William P. Fisanick             (2)        Chief Actuary
--------------------------------------------------------------------------------
Samuel L. Fitzpatrick           (1)        Director
--------------------------------------------------------------------------------
Dennis O. Halsey                (2)        Senior Vice President
--------------------------------------------------------------------------------
Ronald I. Henry                 (2)        Vice President
--------------------------------------------------------------------------------
Dorothy A. Langley              (2)        Vice President &
                                           Corporate Counsel
--------------------------------------------------------------------------------
Kevin T. McNamara               (2)        Vice President
--------------------------------------------------------------------------------
Clark H. Roberts                (2)        Treasurer
--------------------------------------------------------------------------------
Richard Roeske                  (1)        Director
--------------------------------------------------------------------------------
James A. Schulte                (2)        President & Director
--------------------------------------------------------------------------------
Donald G. Southwell (3)         (1)        (A) Director &
                                           Chairman of the Board
--------------------------------------------------------------------------------
Keith J. Taylor                 (5)        Vice President
--------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231
(3)      See also, Schedules(s) U, UNL, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.

                                                                    SCHEDULE UNL



                      UNION NATIONAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
NAME (ALL U.S.                           POSITION WITH UNION NATIONAL
CITIZENS UNLESS              BUSINESS    (PRINCIPAL OCCUPATION, IF DIFFERENT,
OTHERWISE NOTED)              ADDRESS    PRESENTED IN FOOTNOTES)
--------------------------------------------------------------------------------
David F. Bengston              (1)       Director
--------------------------------------------------------------------------------
Eric J. Draut (4)              (1)       (A) Director
--------------------------------------------------------------------------------
Jerry W. Hester                (2)       President & Director
--------------------------------------------------------------------------------
R. Paul Hillman                (2)       Treasurer & Controller
--------------------------------------------------------------------------------
James A. Marquette             (2)       Vice President & Secretary
--------------------------------------------------------------------------------
Thomas D. Myers (4)            (1)       Vice President & Assistant Treasurer
--------------------------------------------------------------------------------
Donald G. Southwell (4)        (1)       (A) Director & Chairman of the Board
--------------------------------------------------------------------------------
Charles L. Wood (4)            (3)       Director
--------------------------------------------------------------------------------

(1)      One East Wacker Drive, Chicago, Illinois 60601.
(2) Union National Life Insurance Company, 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806
(3)      2790 Business Park Drive, Vista, California 92083
(4)      See also, Schedules(s) T, U, and/or UNIT, filed herewith.

(A)      Member, Investment Committee of the Board of Directors.